Form 10-K, Exhibit 13
period 1994-10-31
RECOGNITION INTERNATIONAL INC
filed 1995-01-27
CIK 82523

                                                                    EXHIBIT 13.1





Sections from Annual Report to Stockholders of Recognition International Inc. for the fiscal year ended October 31, 1994.

Recognition International Inc. and Subsidiaries

SUMMARY OF SELECTED FINANCIAL DATA


Years ended October 31, (dollars and shares in thousands, except per share)

                                              1994             1993             1992*            1991*            1990*
- -----------------------------------------------------------------------------------------------------------------------
Revenues                                  $219,393         $230,578         $199,186         $155,153         $230,618
- -----------------------------------------------------------------------------------------------------------------------
Operating income (loss)                    (22,218)          15,111           12,130            8,296          (27,210)
- -----------------------------------------------------------------------------------------------------------------------
Income (loss) before income
  taxes                                    (23,571)          11,828            9,323            7,008          (30,979)
- -----------------------------------------------------------------------------------------------------------------------
Income (loss) before
  extraordinary items                      (26,580)           7,936            4,052            2,709          (31,687)
Extraordinary items                             --               --              784            3,529               --
- -----------------------------------------------------------------------------------------------------------------------
Net income (loss)                         $(26,580)        $  7,936         $  4,836         $  6,238         $(31,687)
=======================================================================================================================
Earnings (loss) per share:
  Income (loss) before
     extraordinary items                  $  (1.70)        $    .55         $    .32         $    .25         $  (3.10)

  Extraordinary items                           --               --              .06              .32               --
- -----------------------------------------------------------------------------------------------------------------------
  Net income (loss)                       $  (1.70)        $    .55         $    .38         $    .57         $  (3.10)
=======================================================================================================================
Weighted average
  shares outstanding                        15,623           14,496           12,649           10,878           10,213
=======================================================================================================================
Working capital                           $ 52,592         $ 75,044         $ 42,193         $ 57,651         $ 59,933
- -----------------------------------------------------------------------------------------------------------------------
Total assets                              $204,463         $217,364         $188,383         $163,793         $181,291
- -----------------------------------------------------------------------------------------------------------------------
Long-term debt                            $ 51,722         $ 53,656         $ 63,781         $ 57,688         $ 77,628
- -----------------------------------------------------------------------------------------------------------------------
Stockholders' equity                      $ 77,837         $100,802         $ 61,416         $ 56,232         $ 39,495
=======================================================================================================================
Engineering and
  development expenses                    $ 17,979         $ 16,585         $ 14,168         $ 12,695         $ 12,184
=======================================================================================================================
Number of employees                          1,525            1,683            1,695            1,368            1,515
=======================================================================================================================

* Certain items have been reclassified to conform to 1993 and 1994 presentation.

Recognition International Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

LIQUIDITY AND CHANGES IN FINANCIAL CONDITION

         In 1994, Recognition adopted a restructuring plan to consolidate certain operations, close its Charlotte, North Carolina facility and other offices and consolidate certain software support functions. The plan is expected to be completed by the end of the third quarter of 1995. As a result, Recognition recorded restructuring charges of $19.7 million for obligations relating to employee severance and relocation, write-down of certain assets no longer required in the business, facility lease terminations and other related items. Together, these charges are expected to use approximately $13 million of cash, of which approximately $9 million would have been incurred as salaries and office rents without the restructuring. As of October 31, 1994, approximately $11 million of the $13 million of cash remains to be paid. Additional restructuring costs of $2 to $3 million are expected to be incurred in 1995 for relocation, hiring and training of employees to accomplish the restructuring.

         Working capital at October 31, 1994 was $52.6 million, a decrease of $22.5 million compared to October 31, 1993. The decrease was a result of a decrease in current assets of $11.5 million and an increase in current liabilities of $11.0 million.

         The decrease in current assets was due primarily to a decrease in cash and cash equivalents of $13.2 million (see Consolidated Statement of Cash Flows). Inventory decreased $5.2 million as a result of the write-down of inventory primarily due to the discontinuation of certain products as a result of the restructuring. These decreases were partially offset by increases in accounts receivable and other current assets of $4.8 million and $2.0 million, respectively. The increase in accounts receivable is due to foreign revenues recognized late in the fourth quarter of 1994 as compared to 1993. Other current assets increased primarily due to a reclassification of a cash escrow of $1.4 million for the purchase of real property which was included in other assets in 1993. The escrow was related to the acquisition of the Lundy Financial Systems Division (Lundy) of TransTechnology Corporation and is expected to be released to Recognition in 1995.

         The increase in current liabilities included a $9.3 million increase in accrued and other current liabilities due primarily to accruals related to the restructuring. Short-term debt increased $2.2 million due primarily to a reclassification of a $1.9 million promissory note due in 1995 to TransTechnology Corporation which was included in long-term debt in 1993. Advance payments by customers increased $2.0 million due to advance payments made under maintenance contracts. These increases were partially offset by decreases in domestic and foreign income taxes and accrued compensation and benefits of $2.2 million and $1.6 million, respectively. Domestic and foreign income taxes decreased primarily due to payments of 1993 taxes, lower provision for 1994 taxes and prepayment of certain foreign income taxes. The decrease in accrued compensation and benefits is primarily due to the payment of 1993 annual performance bonuses in the first quarter of 1994, while no annual performance bonuses were due for 1994.

         At October 31, 1994, Recognition had $40.7 million of cash, cash equivalents and short-term investments, of which $6.9 million was pledged as collateral or otherwise committed to secure certain guarantees and a foreign bank loan. Recognition has a $25.0 million revolving credit facility which was amended effective October 1994. The facility contains covenants including maintenance of certain financial ratios, net worth requirements, and restrictions on future borrowings and payment of dividends with which Recognition was in commpliance at October 31, 1994. Obligations under the facility are secured by a lien on substantially all of Recognition's assets, excluding its real estate. At October 31, 1994, letters of credit of $1.0 million were outstanding under the facility, which reduced borrowings available to $24.0 million. The credit facility expires in July 1995 and any borrowings outstanding at that time will convert to a one-year term loan. Recognition expects to extend or renegotiate the revolving credit agreement at that time.

         Recognition believes it has sufficient cash, including amounts available under the current credit facility, to meet its operating and capital requirements for fiscal year 1995.

RESULTS OF OPERATIONS - 1994 COMPARED TO 1993

         Recognition recorded a net loss for 1994 of $26.6 million compared to net income of $7.9 million in 1993. The loss for 1994 included restructuring charges of $19.2 million, net of tax, and $5.9 million of other charges. The other charges included $1.8 million for the write-down of inventory and $.4 million of additional amortization of capitalized software charged to cost of product revenues, $.5 million for the write-down of service parts charged to cost of customer service revenues, $2.8 million for the write-down of certain capitalized software charged to engineering and development expenses, and $.4 million of additional allowances for doubtful accounts receivable charged to other operating expenses. Excluding the restructuring and the other charges, the loss for 1994 was $1.5 million, a decrease of $9.4 million compared to 1993. This decrease was primarily the result of a decline in revenues from older, proprietary products due to the-on-going transition from older to newer, open architecture products, offset by savings from the restructuring of approximately $2.5 million.

         Consolidated revenues were $219.4 million in 1994, a decrease of five percent, or $11.2 million, as compared to 1993. Revenues from equipment products and services were $174.3 million in 1994, a decrease of $18.1 million, or nine percent, as compared to 1993. Revenues from software products and services, including Plexus(R) software products and software sold in conjunction with equipment, were $45.1 million in 1994. This represented an increase of $6.9 million, or 18 percent, as compared to 1993.

         The decrease in consolidated revenues reflected a decrease of $17.4 million, or 12 percent, in domestic revenues offset by an increase in foreign revenues of $6.2 million, or seven percent. Foreign operations contributed 42 percent of the 1994 revenues compared to 37 percent in 1993.

         Product revenues were $92.4 million, a decrease of 20 percent, or $23.0 million, when compared to 1993. Revenues from equipment products were $66.3 million in 1994, a decrease of 24 percent, or $21.5 million. This reflected decreased revenues from document recognition products, offset partially by increased revenues from the delivery and installation of network products under major contracts in Canada. Revenues from software products were $26.1 million in 1994, a decrease of five percent, or $1.5 million, due to price reductions for Recognition client image software products in 1994 as a result of significant competitor price reductions in the application development tool market. In addition, 1993 revenues included several large transactions.

         Customer service revenues were $127.0 million, an increase of 10 percent, or $11.8 million, when compared to 1993. Equipment related service revenues were $108.0 million in 1994, an increase of three percent, or $3.4 million. Software service revenues related to both Plexus products and software sold in conjunction with equipment were $19.0 million in 1994, an increase of 79 percent, or $8.4 million. This increase is primarily the result of custom software provided in conjunction with equipment, additional software support revenues due to a larger installed base and professional services provided in conjunction with certain network integration contracts in Canada.

         Consolidated gross profit in 1994 was $66.8 million, down $17.1 million from 1993. Product gross profit was $25.0 million, or 27 percent of revenues, in 1994 compared to $50.0 million, or 43 percent of revenues in 1993. This decline in product gross profit was attributable to several factors: the decrease in product revenues in 1994 when compared to 1993; the write-down of inventory of $1.8 million; the unfavorable impact of fixed manufacturing expenses on gross profit margins due to the lower revenues from document recognition products; a larger percentage of product revenues from lower gross profit contracts for network products in Canada; increased revenues from third party software products with lower gross profit margins; and price reductions on selected products. Customer service gross profit increased $7.9 million primarily as a result of increased revenues.

         Amortization and other operating expenses increased $1.0 million due to additional allowances for doubtful accounts receivable associated with software products.

         Interest expense decreased $1.0 million primarily due to interest on a term loan obtained in conjunction with the acquisition of Lundy which was paid in full in the third quarter of 1993.

         The provisions for income taxes for 1994 and 1993 were a result of income earned by certain foreign entities with relatively high effective tax rates while no tax benefits were available to entities which recorded losses. The 1994 provision also included a $.5 million tax benefit for the restructuring charges.

         Recognition's system business is undergoing a transition, which should be essentially completed during 1995, from older, proprietary products to newer, open architecture products. As a result of the transition, revenues from older products have declined and have not been replaced by revenues from newer products. Some of the new products are being marketed through third parties. Gross profit margins on such revenues, as well as sales and marketing expenses, are generally lower than those on end-user revenues. Recognition expects lower customer service revenues from such products, as end-users will typically obtain equipment maintenance services from the third parties. To offset the expected decline in equipment related service revenues as a result of the expiration of maintenance agreements for older products, Recognition is marketing its maintenance services for products manufactured by other companies. Recognition expects these service revenues on third party products to replace the majority of the revenues lost on its older products in 1995.

         In 1994 the growth rate in software revenues from products and services did not match the growth rates previously experienced. These revenues increased 18 percent in 1994, a growth rate more in line with industry rates which Recognition estimates to be 15 to 30 percent annually. Although the volume of software shipments expanded significantly in 1994, revenue growth in server software products did not offset the decline in client software product revenues which were impacted by significant competitor price reductions in the application development tool market. Recognition expects server software product revenues to continue to increase and account for a greater portion of software product revenues; however, the uncertain timing of large orders and the effect of industry forces and competition on pricing makes growth rates difficult to forecast.

         Additional restructuring expenses of $2 to $3 million are expected to be incurred in 1995 for relocation, hiring and training of employees to accomplish the restructuring. When the restructuring actions are complete, Recognition believes annual costs, primarily payroll, should be reduced by $8 to $9 million.

RESULTS OF OPERATIONS - 1993 COMPARED TO 1992

         Recognition acquired Lundy effective February 1992. This contributed to the increase in the 1993 revenues and related expenses as compared to those reported in 1992.

         Consolidated revenues were $230.6 million in 1993, an increase of 16 percent, or $31.4 million, as compared to 1992. Revenues from equipment products and services were $192.4 million in 1993, an increase of $18.3 million, or 11 percent, as compared to 1992. Revenues from software products and services, including Plexus software products and software sold in conjunction with equipment, were $38.2 million in 1993. This represented an increase of $13.1 million, or 52 percent, as compared to 1992.

         The increase in consolidated revenues reflected an increase of $21.2 million, or 17 percent, in domestic revenues and an increase of $10.2 million, or 14 percent, in foreign revenues. Foreign operations contributed 37 percent of the 1993 revenues compared to 38 percent in 1992.

         Product revenues from equipment and software increased 26 percent, or $24.1 million, when compared to 1992. Revenues from equipment were $87.8 million in 1993, an increase of 20 percent, or $14.6 million. This reflected increased revenues from the delivery and installation of network products under major contracts in Canada and from document recognition products. Revenues from software products were $27.6 million in 1993, an increase of 52 percent, or $9.5 million.

         Customer service revenues increased seven percent, or $7.3 million, when compared to 1992. Equipment related service revenues were $104.6 million in 1993, an increase of four percent, or $3.7 million, due to the revenues of Lundy. Software service revenues related to both Plexus products and software sold in conjunction with equipment were $10.6 million in 1993, an increase of 52 percent, or $3.6 million.

         Consolidated gross profit in 1993 was $83.9 million, up $12.7 million from 1992. Product gross profit was 43 percent of revenues in 1993, unchanged from 1992. Customer service gross profit increased $1.6 million as a result of increased revenues.

         Engineering and development expenses increased $2.4 million as a result of the expenses of Lundy and an increase in spending for Plexus software products, offset by a decrease in spending for XDR(R) products which were released in 1992.

         Selling and marketing expenses increased $6.3 million primarily as a result of investments in developing distribution channels for Plexus software products, costs to support foreign distributors and increased commissions due to the increase in revenues.

         General and administrative expenses increased $2.3 million compared to 1992. In 1992, a $2.4 million gain was recorded in general and administrative expenses for the settlement of Recognition's lawsuit against its former directors and officers liability insurance carrier. In the settlement, Recognition recovered costs and expenses incurred in the defense of various legal proceedings.

         In the second quarter of 1992, Recognition recorded a restructuring charge of $2.3 million for costs to reorganize the operations of Recognition. These costs were primarily for severance, relocation and related expenses to eliminate operations of Recognition which were duplicated by those of Lundy.

         Amortization and other operating expenses increased $.9 million primarily due to the amortization of goodwill and customer lists and contracts from the acquisition of Lundy and additional allowances for doubtful accounts receivable associated with the increase in revenues.

         Interest income decreased $1.2 million due to lower interest rates and lower receivables from sales-type leases.

         Recognition's annual consolidated effective tax rate was 33 percent for 1993 compared to 57 percent in 1992. The provisions for income taxes for 1993 and 1992 were primarily a result of income earned by certain foreign entities with relatively high effective tax rates while minimal tax benefits were available to entities which recorded losses. The decrease in the annual consolidated tax rate was due to an increase in domestic income which was subject to minimal taxes as a result of the utilization of net operating loss carryforwards.

         Recognition recorded an extraordinary item in 1992 of $.8 million, net of income taxes, as a result of the early extinguishment of the 10% Convertible Senior Subordinated Notes due 1997 (Prospect Notes) issued by Recognition to The Prospect Group, Inc. (Prospect) in 1990. In July 1991, pursuant to an agreement between Recognition and Prospect, Recognition issued 1,725,625 shares of its common stock and paid $2.1 million in cash to Prospect for the surrender and cancellation of the Prospect Notes. Pursuant to the agreement, Recognition also recorded an obligation to pay Prospect $.8 million contingent on the trading price of Recognition's common stock during a trading period which ended in June 1992. As the contingency did not occur, Recognition recorded the $.8 million extraordinary gain in the third quarter of 1992.

Recognition International Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF OPERATIONS


Years ended October 31,
  (thousands, except per share)                                        1994                   1993                1992
- -----------------------------------------------------------------------------------------------------------------------
Revenues:
  Product                                                          $ 92,422               $115,375            $ 91,321
  Customer service                                                  126,971                115,203             107,865
- -----------------------------------------------------------------------------------------------------------------------
                                                                    219,393                230,578             199,186
- ------------------------------------------------------------------------------------------------------------------------
Cost of revenues:
  Product                                                            67,396                 65,343              52,412
  Customer service                                                   85,213                 81,309              75,595
- -----------------------------------------------------------------------------------------------------------------------
                                                                    152,609                146,652             128,007
- -----------------------------------------------------------------------------------------------------------------------
Gross profit                                                         66,784                 83,926              71,179
Operating expenses:
  Engineering and development                                        17,979                 16,585              14,168
  Selling and marketing                                              33,614                 34,710              28,394
  General and administrative                                         12,752                 13,548              11,200
  Restructuring                                                      19,732                     --               2,257
  Amortization and other operating                                    4,925                  3,972               3,030
- -----------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                             (22,218)                15,111              12,130
Interest income                                                       2,430                  2,676               3,902
Interest expense                                                     (4,342)                (5,340)             (5,610)
Foreign exchange gains (losses) - net                                   849                    (91)             (1,031)
Other expense - net                                                    (290)                  (528)                (68)
- -----------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                   (23,571)                11,828               9,323
Provision for income taxes                                           (3,009)                (3,892)             (5,271)
- -----------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item                             (26,580)                 7,936               4,052
Extraordinary item:
  Gain on early extinguishment of debt,
     net of $16 of income taxes                                          --                     --                 784
- -----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                  $(26,580)              $  7,936            $  4,836
=======================================================================================================================
Earnings (loss) per share:
  Income (loss) before extraordinary
     item                                                          $  (1.70)              $    .55            $    .32
  Extraordinary item                                                     --                     --                 .06
- -----------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                $  (1.70)              $    .55            $    .38
=======================================================================================================================
Weighted average shares outstanding                                  15,623                 14,496              12,649
=======================================================================================================================

See Notes to Consolidated Financial Statements.

Recognition International Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEET


As of October 31, (thousands)                                                                   1994            1993
- ---------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents, including
       restricted amounts of $6,359 in 1994
       and $4,731 in 1993                                                                   $ 40,115        $ 53,334
   Short-term investments, including restricted
       amounts of $536 in 1994 and $231 in 1993                                                  549             483
   Receivables:
       Trade, less allowance for doubtful
          accounts of $2,599 in 1994 and
          $1,997 in 1993                                                                      48,602          42,786
       Other                                                                                   1,661           2,634
   Inventories                                                                                24,685          29,835
   Other current assets                                                                        5,599           3,575
- ---------------------------------------------------------------------------------------------------------------------
Total current assets                                                                         121,211         132,647
- ---------------------------------------------------------------------------------------------------------------------
Property, plant and equipment - net                                                           16,304          16,403
- ---------------------------------------------------------------------------------------------------------------------
Service parts - net                                                                           25,281          19,115
- ---------------------------------------------------------------------------------------------------------------------
Long-term receivables                                                                          5,278           4,886
- ---------------------------------------------------------------------------------------------------------------------
Goodwill, less accumulated amortization
   of $10,017 in 1994 and
   $7,681 in 1993                                                                             16,377          18,597
- ---------------------------------------------------------------------------------------------------------------------
Capitalized software - net                                                                     5,605           8,991
- ---------------------------------------------------------------------------------------------------------------------
Other assets                                                                                  14,407          16,725
- ---------------------------------------------------------------------------------------------------------------------
Total assets                                                                                $204,463        $217,364
=====================================================================================================================

Recognition International Inc.
As of October 31, (thousands)                                                                  1994             1993
- ---------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Short-term debt                                                                          $ 7,988         $  5,776
   Trade accounts payable                                                                    10,426            9,082
   Domestic and foreign income taxes                                                          1,650            3,803
   Accrued compensation and benefits                                                          5,328            6,924
   Advance payments by customers                                                             20,350           18,397
   Accrued and other current liabilities                                                     22,877           13,621
- ---------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                    68,619           57,603
- ---------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                               51,722           53,656
- ---------------------------------------------------------------------------------------------------------------------
Other liabilities                                                                             6,285            5,303
- ---------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
   Preferred stock, no par value: authorized
       shares - 800; issued shares - none                                                        --               --
   Series A junior participating preferred
       stock, no par value:  authorized shares -
       200; issued shares - none                                                                 --               --
   Common stock, $.25 par value: authorized
       shares - 30,000; issued shares - 15,295
       in 1994 and 14,953 in 1993                                                             3,824            3,738
   Capital in excess of par value                                                           140,851          137,865
   Accumulated deficit                                                                      (63,947)         (37,367)
   Translation adjustments                                                                   (2,503)          (3,007)
   Treasury stock                                                                              (388)            (427)
- ---------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                   77,837          100,802
- ---------------------------------------------------------------------------------------------------------------------
Commitments and contingencies
- ---------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                 $204,463         $217,364
=====================================================================================================================

See Notes to Consolidated Financial Statements.

Recognition International Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS


Years ended October 31, (thousands)                                          1994                1993             1992
- -----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM:
OPERATIONS -
Net income (loss)                                                        $(26,580)           $  7,936         $  4,836
- -----------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income
   (loss) to net cash provided by
   operations:
       Depreciation                                                        11,577              11,271           10,720
       Amortization                                                         6,449               6,481            4,620
       Restructuring                                                       19,732                  --            2,257
       Write-down of capitalized software                                   2,821                  --              --
       Extraordinary item                                                      --                  --             (784)
       Sales-type leases and installment
          sales - net                                                        (867)              1,321             (433)
       Net book value of service
          parts used                                                        1,317               1,223             1,822
       Increase in receivables                                             (4,638)             (4,979)          (8,910)
       Decrease (increase) in inventories                                   1,772                (244)          (1,055)
       Other working capital changes                                       (7,100)              3,050           (4,030)
       Proceeds from sales of
          receivables                                                          --               1,271            4,794
       Other                                                                2,668               1,145            1,427
- -----------------------------------------------------------------------------------------------------------------------
          Total adjustments                                                33,731              20,539           10,428
- -----------------------------------------------------------------------------------------------------------------------
       Net cash provided by operations                                      7,151              28,475           15,264
- -----------------------------------------------------------------------------------------------------------------------
INVESTMENTS AND ACQUISITIONS -
Additions to property, plant
   and equipment                                                           (6,143)             (6,444)          (4,834)
Additions to service parts                                                (14,022)             (7,095)          (6,321)
Additions to capitalized software                                          (2,597)             (4,164)          (3,825)
Decrease (increase) in short-term
   investments                                                                (11)                 23           28,381
Payment for acquisition of
   businesses - net of cash
   acquired                                                                  (497)               (415)         (32,462)
Escrow for purchase of real property                                           --                  --           (1,400)
Other                                                                        (171)                113             (414)
- -----------------------------------------------------------------------------------------------------------------------
       Net cash used for investments
          and acquisitions                                               $(23,441)           $(17,982)        $(20,875)
- -----------------------------------------------------------------------------------------------------------------------

Recogntion International Inc.
Years ended October 31, (thousands)                                           1994               1993             1992
- -----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES -
Proceeds from issuance of short-
   term debt                                                             $    278            $    184         $    618
Repayment of short-term debt                                                 (632)               (897)             (77)
Proceeds from issuance of long-term debt                                       --                  --           15,000
Repayment of long-term debt                                                    --             (14,250)          (7,351)
Issuance of common stock                                                    2,047              32,358              505
Redemption of stock rights                                                     --                  --               (1)
Establishment of stock rights plan                                             --                 (83)             (38)
- -----------------------------------------------------------------------------------------------------------------------
   Net cash provided by
       financing activities                                                 1,693              17,312            8,656
- -----------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                     1,378                (322)             689
- -----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and
   cash equivalents                                                       (13,219)             27,483            3,734
Cash and cash equivalents at beginning
   of year                                                                 53,334              25,851           22,117
- -----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end
   of year                                                               $ 40,115            $ 53,334         $ 25,851
=======================================================================================================================
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
       Interest                                                          $  4,117            $  5,196         $  5,290
       Income taxes                                                      $  5,474            $  8,942         $  3,836
=======================================================================================================================

Supplemental schedule of noncash investing and financing activities:
   In August 1991, Recognition purchased all of the outstanding stock of Hybrid Systems Inc. for cash of $6,026 and royalties based on future revenues payable over 12 years. In 1994, 1993 and 1992, Recognition paid royalties of $497, $415 and $524, respectively.
   Effective February 1992, Recognition purchased certain assets and liabilities of the Lundy Financial Systems Division of TransTechnology Corporation for cash of $31,982, a note of $1,934 and a cash escrow of $1,400 for purchase of real property.
   Details of the businesses acquired were as follows:

       Fair value of assets acquired                                     $    497            $    415         $ 44,326
       Liabilities assumed                                                     --                  --           (9,886)
       Note issued                                                             --                  --           (1,934)
- -----------------------------------------------------------------------------------------------------------------------
       Cash paid                                                              497                 415           32,506
       Less cash acquired                                                      --                  --              (44)
- -----------------------------------------------------------------------------------------------------------------------
       Net cash paid                                                     $    497            $    415         $ 32,462
=======================================================================================================================

See Notes to Consolidated Financial Statements.

Recognition International Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY





Years ended October 31,
(thousands, except shares)                                                 1994                1993             1992
- ---------------------------------------------------------------------------------------------------------------------
COMMON STOCK
   Balance at beginning of year                                        $  3,738            $  3,010         $  2,995
   Issued under stock and bonus plans                                        86                 153               15
   Issuance of stock                                                         --                 575               --
- ---------------------------------------------------------------------------------------------------------------------
   Balance at end of year                                              $  3,824            $  3,738         $  3,010
- ---------------------------------------------------------------------------------------------------------------------
CAPITAL IN EXCESS OF PAR VALUE
   Balance at beginning of year                                        $137,865            $105,350         $103,938
   Issued under stock and bonus plans                                     1,923               3,932              382
   Amortization of deferred
       compensation                                                       1,063               1,006            1,068
   Issuance of stock - net                                                   --              27,660               --
   Establishment of stock rights plan                                        --                 (83)             (38)
- ---------------------------------------------------------------------------------------------------------------------
   Balance at end of year                                              $140,851            $137,865         $105,350
- ---------------------------------------------------------------------------------------------------------------------
ACCUMULATED DEFICIT
   Balance at beginning of year                                        $(37,367)           $(45,303)        $(50,139)
   Net income (loss)                                                    (26,580)              7,936            4,836
- ---------------------------------------------------------------------------------------------------------------------
   Balance at end of year                                              $(63,947)           $(37,367)        $(45,303)
- ---------------------------------------------------------------------------------------------------------------------
TRANSLATION ADJUSTMENTS
   Balance at beginning of year                                        $ (3,007)           $ (1,176)        $     10
   Translation adjustments                                                   87              (1,748)          (1,186)
   Liquidation of Norwegian subsidiary                                      417                  --               --
   Liquidation of Finnish subsidiary                                         --                 (83)              --
- ---------------------------------------------------------------------------------------------------------------------
   Balance at end of year                                              $ (2,503)           $ (3,007)        $ (1,176)
 --------------------------------------------------------------------------------------------------------------------
TREASURY STOCK
   Balance at beginning of year                                        $   (427)           $   (465)        $   (572)
   Issued to directors under a stock
       plan (5,000 shares in 1994,
       5,000 shares in 1993 and
       12,500 shares in 1992)                                                39                  38              107
- ---------------------------------------------------------------------------------------------------------------------
   Balance at end of year (50,739 shares
       in 1994, 55,739 shares in 1993
       and 60,739 shares in 1992)                                      $   (388)           $   (427)        $   (465)
- ---------------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                             $ 77,837            $100,802         $ 61,416
=====================================================================================================================

See Notes to Consolidated Financial Statements.

Recognition International Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include those of Recognition International Inc. and its wholly owned subsidiaries (Recognition). All significant intercompany accounts and transactions are eliminated.
     Certain amounts in the 1993 and 1992 financial statements have been reclassified to conform with the 1994 presentation.

FOREIGN CURRENCY TRANSLATION
     Assets and liabilities of foreign subsidiaries are translated into United States dollars using the year-end exchange rates. Revenue and expense accounts are translated at average exchange rates prevailing during the year. Transaction gains and losses are reported in operations while translation gains and losses, including those arising from intercompany accounts considered to be long-term investments, are reported separately in stockholders' equity.

REVENUE RECOGNITION
     Product revenues include revenues from the sale and lease of equipment and computer software. Revenues from equipment sales and perpetual end-user software licenses are recognized upon shipment. Revenues from operating leases of equipment and temporary end-user software licenses are recognized ratably over the terms of the related contracts.

     Recognition also licenses software and receives license fees from original equipment manufacturers (OEMs) and value-added resellers (VARs) who sublicense the software to their customers. Revenues from such software are recognized as product revenue upon delivery to the OEM or VAR. If the terms of the contracts include minimum payment requirements, the minimum amounts of license fees due under the contracts are recognized as product revenue upon delivery of the software if the terms of the contracts are such that the amounts due within one year are nonrefundable, the contracts are noncancelable and Recognition has substantially performed all of its contractual obligations. Additional revenues under such contracts are subsequently recognized at the time additional software is delivered or additional fees are reported to Recognition by the OEMs and VARs.

     Customer service revenues include revenues from maintenance contracts for hardware, postcontract support for software, custom software and professional services, and are recognized ratably over the terms of the related contracts or when services are performed.

ENGINEERING AND DEVELOPMENT COSTS
         Engineering and development costs, including costs for research, development and on-going engineering efforts, are normally expensed when incurred. However, computer software development costs incurred after technological feasibility of the product is established are capitalized and included in noncurrent assets. The amortized cost of capitalized software is charged to product cost of revenues on a straight-line basis over its estimated useful life ranging from three to five years, or the ratio of current revenues to current and anticipated revenues from the software, whichever provides the greater amortization.

RESTRUCTURING
         Termination benefits provided to involuntarily terminated employees and costs directly associated with a plan to exit an activity (exit costs) are recognized as restructuring expense upon management's commitment to a formal plan of restructuring. Exit costs are those unrelated to the generation of revenues which will be incurred after the exit plan's commitment date, and either are incremental to the costs incurred prior to the commitment date or will be incurred under a contractual obligation that existed prior to the commitment date and will continue after the exit plan is completed with no economic benefit. Expenses that benefit on-going operations, but are necessary to accomplish the restructuring plan, are charged to restructuring when an obligation has been incurred.

INCOME TAXES
         Deferred tax assets and liabilities are recognized for the anticipated future tax effects of differences in the carrying amount and tax basis of assets and liabilities. Income taxes are provided on anticipated remittances of foreign subsidiaries' earnings.

EARNINGS PER SHARE
         Earnings per share amounts (primary) are computed based upon the weighted average shares of common stock and common stock equivalents outstanding during each period. Outstanding stock options are included as common stock equivalents using the treasury stock method. If dilutive, conversion of convertible subordinated debentures into common stock, elimination of the related interest expense (after-tax) thereon and recognition of available tax credits and net operating loss carryforwards are included in the computation of fully diluted earnings per share. If the computation of fully diluted earnings per share is anti-dilutive on net income, only primary earnings per share is presented.

INVENTORIES
         Inventories are stated at the lower of standard cost (approximates actual cost on the first-in, first-out basis) or market. Inventoried costs include amounts related to programs and contracts having production cycles longer than one year.

PROPERTY
         Buildings and improvements are depreciated using the straight-line method over their estimated useful lives ranging from one and a half to 33 years. Machinery and equipment are depreciated using the straight-line method over their estimated useful lives ranging from three to 10 years. Systems on lease are depreciated using the straight-line method over their estimated useful lives ranging from three to seven years. Service parts are depreciated using the straight-line method over their estimated useful lives of six years. Maintenance and repairs are expensed as incurred.

GOODWILL, OTHER INTANGIBLE ASSETS AND DEFERRED DEBT ISSUE COSTS
         Goodwill represents the cost in excess of the fair value of net assets acquired and is amortized using the straight-line method over periods ranging from seven to 20 years. Other intangible assets (included in Other Assets) represent values assigned to customer lists and contracts and patents acquired with purchased businesses. These assets are amortized using the straight-line method over their estimated useful lives ranging from five to 12 years. Deferred debt issue costs associated with various debt issues are amortized over the terms of the related debt, ranging from three to 25 years, using the interest method.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
         Cash and cash equivalents are comprised of highly liquid instruments such as certificates of deposit, time deposits, commercial paper and money market funds with original maturities of generally three months or less. Short-term investments are similar instruments with original maturities in excess of three months and are valued at cost, which approximates market.


LEASING OPERATIONS
         Recognition leases certain products to customers with terms generally ranging from one to five years. Transactions that do not qualify as sales-type leases are accounted for as operating leases. As of October 31, 1994, minimum future lease payments expected to be received were as follows (thousands):

                                                                                 Sales-type        Operating
- -------------------------------------------------------------------------------------------------------------
1995                                                                                $ 3,286          $   372
1996                                                                                  2,044              131
1997                                                                                    654               10
1998                                                                                    397               --
1999                                                                                    127               --
- -------------------------------------------------------------------------------------------------------------
                                                                                    $ 6,508          $   513
=============================================================================================================

The net investment in sales-type leases at October 31, 1994 and 1993 was as follows (thousands):

                                                                                                        Non-
                                                                                    Current           Current
- -------------------------------------------------------------------------------------------------------------
October 31, 1994
    Future minimum lease payments receivable                                        $ 3,286          $ 3,222
    Estimated residual value of leased assets                                            --              552
    Unearned interest income                                                           (430)            (340)
- -------------------------------------------------------------------------------------------------------------
                                                                                    $ 2,856          $ 3,434
=============================================================================================================
October 31, 1993
    Future minimum lease payments receivable                                        $ 3,610          $ 3,866
    Estimated residual value of leased assets                                            --              554
    Unearned interest income                                                           (596)            (458)
- -------------------------------------------------------------------------------------------------------------
                                                                                    $ 3,014          $ 3,962
=============================================================================================================


INVENTORIES
         Inventories at October 31, 1994 and 1993 included the following (thousands):

                                                                                       1994             1993
- -------------------------------------------------------------------------------------------------------------
Raw materials and parts                                                             $ 4,375          $12,203
Work in process                                                                      10,243            6,254
Finished goods                                                                       10,067           11,378
- -------------------------------------------------------------------------------------------------------------
                                                                                    $24,685          $29,835
=============================================================================================================

PROPERTY
         Property at October 31, 1994 and 1993 included the following
(thousands):

                                                                                 Accumulated
                                                                   Cost         Depreciation             Net
- -------------------------------------------------------------------------------------------------------------
October 31, 1994
   Property, plant and equipment:
       Buildings and improvements                               $13,915              $ 8,840         $ 5,075
       Machinery and equipment                                   44,175               34,398           9,777
       Systems on lease                                           1,718                1,139             579
       Land                                                         873                   --             873
- -------------------------------------------------------------------------------------------------------------
                                                                $60,681              $44,377         $16,304
=============================================================================================================
   Service parts                                                $42,450              $17,169         $25,281
=============================================================================================================
October 31, 1993
   Property, plant and equipment:
       Buildings and improvements                               $13,763              $ 8,645         $ 5,118
       Machinery and equipment                                   39,145               29,252           9,893
       Systems on lease                                           1,653                1,134             519
       Land                                                         873                   --             873
- -------------------------------------------------------------------------------------------------------------
                                                                $55,434              $39,031         $16,403
=============================================================================================================
   Service parts                                                $33,042              $13,927         $19,115
=============================================================================================================


CAPITALIZED SOFTWARE
         The net amount of capitalized software at October 31, 1994, 1993 and 1992 was as follows (thousands):

                                                                       1994               1993             1992
- ----------------------------------------------------------------------------------------------------------------
Capitalized amounts - at cost:
   Balance at beginning of year                                     $13,805            $ 9,823          $ 4,760
   Internally developed                                               2,597              4,164            3,825
   Purchased in connection with
       an acquisition                                                    --                 --            1,885
   Write-downs charged to expense                                     (3,234)               --               --
   Fully amortized balances
       written off                                                    (2,347)             (182)            (647)
- ----------------------------------------------------------------------------------------------------------------
   Balance at end of year                                            10,821             13,805            9,823
- ----------------------------------------------------------------------------------------------------------------

Accumulated amortization:
   Balance at beginning of year                                       4,814              2,758            2,177
   Amortization charged to cost
       of product revenues                                            2,749              2,238            1,228
   Fully amortized balances
       written off                                                    (2,347)             (182)            (647)
- ----------------------------------------------------------------------------------------------------------------
   Balance at end of year                                             5,216              4,814            2,758
- ----------------------------------------------------------------------------------------------------------------
                                                                    $ 5,605            $ 8,991          $ 7,065
================================================================================================================

OTHER ASSETS
         Other assets at October 31, 1994 and 1993 included the following (thousands):

                                                                                          1994             1993
- ----------------------------------------------------------------------------------------------------------------
Customer lists and contracts - less
   accumulated amortization of $2,224
   in 1994 and $1,390 in 1993                                                          $ 7,784          $ 8,618
Cash surrender value of life insurance
   policies - net of loans                                                               2,209            1,759
Deferred debt issue costs - less
   accumulated amortization of $552 in
   1994 and $487 in 1993                                                                 1,063            1,128
Patents - less accumulated amortization
   of $692 in 1994 and $433 in 1993                                                        613              872
Other                                                                                    2,738            4,348
- ----------------------------------------------------------------------------------------------------------------
                                                                                       $14,407          $16,725
================================================================================================================


ACCRUED AND OTHER CURRENT LIABILITIES
         Accrued and other current liabilities at October 31, 1994 and 1993 included the following (thousands):

                                                                                          1994             1993
- ----------------------------------------------------------------------------------------------------------------
Taxes - other than income taxes                                                        $ 3,455          $ 3,243
Accrued restructuring                                                                   12,355            4,242
Other current liabilities                                                                7,067            6,136
- ----------------------------------------------------------------------------------------------------------------
                                                                                       $22,877          $13,621
================================================================================================================


INDEBTEDNESS
         Short-term debt at October 31, 1994 and 1993 included the following (thousands):

                                                                                          1994             1993
- ----------------------------------------------------------------------------------------------------------------
Foreign bank loans                                                                     $ 6,054          $ 5,776
Promissory note due 1995                                                                 1,934               --
- ----------------------------------------------------------------------------------------------------------------
                                                                                       $ 7,988          $ 5,776
================================================================================================================

         Long-term debt at October 31, 1994 and 1993 included the following (thousands):

                                                                                          1994             1993
- ----------------------------------------------------------------------------------------------------------------
7 1/4% convertible subordinated debentures
   due 2011                                                                            $51,722          $51,722
Promissory note due 1995                                                                    --            1,934
- ----------------------------------------------------------------------------------------------------------------
                                                                                       $51,722          $53,656
================================================================================================================

         The debentures are subordinated to all senior indebtedness and are convertible into common stock at $16.75 per share. Annual sinking fund payments of $2,250,000 are required beginning April 15, 1996. The debentures are redeemable at Recognition's option at 101.45 percent of face value prior to April 16, 1995, declining to

100 percent of face value by April 16, 1996.

         Recognition has a $25,000,000 revolving credit facility with a group of banks which was amended effective October 1994. The credit agreement contains financial covenants including maintenance of certain financial ratios, net worth requirements, and restrictions on future borrowings and payment of dividends with which Recognition was in compliance at October 31, 1994. Obligations under the credit agreement are secured by a lien on substantially all of Recognition's assets, excluding its real estate. At October 31, 1994, Recognition had $965,000 in letters of credit issued under the facility which reduced the amount of borrowings available to $24,035,000. The credit facility expires in July 1995 and any borrowings outstanding at that time will convert to a one-year term loan. Recognition expects to extend or renegotiate the revolving credit agreement at that time.

         In connection with the acquisition of the Lundy Financial Systems Division (Lundy) of TransTechnology Corporation (TransTechnology), Recognition issued a promissory note to TransTechnology for $1,934,000 due in 1995. Interest is payable quarterly based on varying interest rates above the prime rate. The interest rate at October 31, 1994 was 9.75 percent. The note contains a debt-to-worth covenant.

         At October 31, 1994, $6,895,000 of cash, cash equivalents and short-term investments were pledged as collateral or otherwise committed to secure certain guarantees and a foreign bank loan.

         Annual principal payment requirements on long-term debt for the five years ending October 31, 1999 are as follows (thousands):


- -----------------------------------------------------------------
1995                                               $1,934
1996                                                2,250
1997                                                2,250
1998                                                2,250
1999                                                2,250
- ------------------------------------------------------------------


STOCKHOLDERS' EQUITY

TREASURY STOCK
         At October 31, 1994, there were 50,739 shares held in treasury, of which 37,000 shares were reserved for issuance to outside directors as supplemental compensation pursuant to a plan.

INCENTIVE PLANS
         Recognition has incentive plans which provide for the granting of stock options, stock appreciation rights and performance awards to key employees. Stock options under these plans must be granted at a price not less than 50 percent of fair market value at the date of grant and for a term not exceeding 10 years. No stock appreciation rights or performance awards had been granted as of

October 31, 1994. Recognition also has a plan which provides for the granting of stock options at fair market value at date of grant to outside directors.

         The changes in stock options outstanding for the year ended October 31, 1994 were as follows (shares in thousands):

                                                                           Number of               Exercise
                                                                             Shares                   Price
- ---------------------------------------------------------------------------------------------------------------
Options outstanding at October 31, 1993                                     2,384                $ 4.88-$16.75
   Options granted                                                            971                $ 7.13-$16.38
   Options exercised                                                         (342)               $ 5.00-$13.88
   Options terminated/cancelled                                              (231)               $ 6.88-$13.88
                                                                            ----------------------------------

Options outstanding at October 31, 1994                                     2,782                $ 4.88-$16.75
                                                                            ==================================

Options exercisable at October 31, 1994                                     1,240                $ 4.88-$16.75
                                                                            ==================================

         At October 31, 1994, there were 3,147,000 shares of common stock reserved for issuance pursuant to the incentive plans of which 365,000 shares were available for grant.


STOCK RIGHTS
         In September 1992, Recognition's Board of Directors declared a dividend distribution to stockholders of record on September 29, 1992, of one preferred stock purchase right for each outstanding share of common stock. A right may be exercised to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock of Recognition at an exercise price of $60. The rights are exercisable only if a person or group acquires beneficial ownership of 25 percent or more of Recognition's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 25 percent or more of the common stock. However, the rights will not become exercisable if Recognition's common stock is acquired pursuant to an offer for all shares which a majority of Recognition's independent directors, excluding all officers, determines to be fair to, and otherwise in the best interests of, Recognition and its stockholders.

         If any person or group becomes the beneficial owner of 25 percent or more of Recognition's common stock other than pursuant to an offer for all shares as described above, or if a 25 percent or more stockholder engages in a merger with Recognition in which Recognition survives and its shares of common stock are not changed or converted, each right not owned by such person or group or related parties will entitle its holder to purchase, at the right's then current exercise price, common stock of Recognition (or, in certain circumstances as determined by Recognition's Board of Directors, cash, property or other securities) having a value of twice the right's exercise price.

         In addition, if at any time after a person or group acquires beneficial ownership of 25 percent or more of Recognition's common stock, Recognition is involved in a merger or other business combination transaction with another person in which Recognition's common stock is changed or converted or sells 50 percent or more of Recognition's assets or earning power to another person, each right will entitle its holder to purchase, at the right's then current exercise price, common stock of such other person having a value of twice the right's exercise price.

         The rights will expire in 2002, and may be redeemed by Recognition for one cent per right at any time before the tenth business day following the public announcement that a person or group has acquired 25 percent or more of Recognition's common stock.


SUPPLEMENTARY EARNINGS PER SHARE
         Primary earnings per share of common stock is based on the weighted average number of shares outstanding. Common stock issued April 27, 1993 from an underwritten public offering has been included in the weighted average number of shares outstanding subsequent to that date. A portion of the proceeds received from the issuance of the common stock was used to retire an outstanding $12,375,000 term loan.

         Supplementary earnings per share data is presented for the years ended October 31, 1993 and 1992. For the computation of supplementary earnings per share, the portion of the shares issued April 27, 1993 whose proceeds were used to retire the term loan are included in the weighted average number of shares outstanding as if the issuance had taken place at the beginning of the year in 1993, and at the date of the issuance of the debt in 1992. Net income has been adjusted for the term loan interest expense and the related income taxes.

         Supplementary earnings per share for the years ended October 31, 1993 and 1992 was as follows (thousands, except per share):

                                                                                 1993                      1992
- ---------------------------------------------------------------------------------------------------------------
Income before extraordinary item                                              $ 8,572                  $ 4,700
Extraordinary item                                                                 --                      784
- ---------------------------------------------------------------------------------------------------------------
Net income                                                                    $ 8,572                  $ 5,484
==============================================================================================================

Weighted average shares outstanding                                            14,980                   13,258
==============================================================================================================

Earnings per share:
  Income before extraordinary item                                            $   .57                   $   .35
  Extraordinary item                                                               --                       .06
- ---------------------------------------------------------------------------------------------------------------
  Net Income                                                                  $   .57                   $   .41
==============================================================================================================

ENGINEERING AND DEVELOPMENT EXPENSES
         Engineering and development expenses for the years ended October 31, 1994, 1993 and 1992 included the following (thousands):

                                                        1994                     1993                      1992
- ---------------------------------------------------------------------------------------------------------------
Research and
  development                                        $13,452                  $12,369                   $10,673
On-going engineering
  efforts                                              4,527                    4,216                     3,495
                                                     ----------------------------------------------------------
                                                     $17,979                  $16,585                   $14,168
                                                     ==========================================================


RESTRUCTURING CHARGES
         In 1994, Recognition adopted a plan to restructure its operations which is expected to be completed by the end of the third quarter of 1995. There are three major parts to this plan: (1) to consolidate certain operations into a new Worldwide Systems Group to eliminate duplicate support and overhead operations and move Recognition's systems business more quickly through the transition from older, proprietary products to newer, open architecture products; (2) to consolidate manufacturing and engineering into the Dallas, Texas facility and to close the Charlotte, North Carolina facility and other offices; and (3) to reduce expenses in Recognition's software business by consolidating certain software support functions into the Sunnyvale, California location and reduce overall headcount.

         As a result of adopting this plan, Recognition recorded restructuring charges of $19,732,000. This includes termination benefits of $7,932,000 for the involuntary termination of 314 employees. The majority of the employees to be terminated are currently employed in Recognition's Charlotte, North Carolina facility. The remainder of the employees to be terminated are part of the restructuring of the Worldwide Systems Group and the Software Division. The restructuring charge also includes $3,125,000 for obligations relating to employee relocation, $5,973,000 for the write-down of certain assets no longer required in the business, $1,443,000 for facility lease terminations and $1,259,000 for other related items. As of October 31, 1994, Recognition has paid $1,522,000 in termination benefits for the involuntary termination of 129 employees and has written-down assets or paid $7,089,000 related to the other restructuring items.

         In 1992, Recognition recorded a restructuring charge of $2,257,000 for costs related to the reorganization of the operations of Recognition as a result of the Lundy acquisition. These costs were primarily for severance, relocation and related expenses to eliminate operations of Recognition which were duplicated by those of Lundy.

ACQUISITIONS
         Effective February 23, 1992, Recognition acquired certain assets and liabilities of Lundy. Lundy designed, manufactured, sold and serviced document processing systems used mainly by banks, utilities, and insurance and telephone companies. The purchase price, after post-closing adjustments, included cash consideration of $33,338,000 and a promissory note of $1,934,000 to TransTechnology, plus related costs of approximately $3,700,000 incurred by Recognition. The purchase price included $1,400,000 placed in escrow which will be released to Recognition in 1995. The cash consideration and related costs of the acquisition were funded by a term loan of $15,000,000 and internally generated cash of approximately $22,038,000.

         The Lundy acquisition was accounted for by the purchase method. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on the estimated fair values as of the effective date of the acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired was $6,637,000 and is being amortized on a straight-line basis over 12 years.

         The accounts of Lundy are included in Recognition's consolidated financial statements and, accordingly, the Consolidated Statement of Operations for the year ended October 31, 1992 includes the operating results of Lundy beginning February 23, 1992. The following unaudited pro forma summary of results of operations for the year ended October 31, 1992 assumes the acquisition occurred as of the beginning of the period after giving effect to certain adjustments, including amortization of goodwill and other intangible assets, increased interest expense due to acquisition debt, cost savings from the elimination of duplicate operations and lower interest income due to the use of internally generated cash for the acquisition:

Year ended October 31,
(thousands, except per share)
                                                                                          1992
- -----------------------------------------------------------------------------------------------
Revenues                                                                              $214,451
Income before extraordinary item                                                      $  7,076
Net income                                                                            $  7,860
Earnings per share:
   Income before extraordinary item                                                   $    .56
   Net income                                                                         $    .62

         The foregoing unaudited pro forma results were prepared for comparative purposes only and do not purport to be indicative of the results that would have occurred had the acquisition been made as of the beginning of the period or of the results which may occur in the future.

INCOME TAXES
         Income (loss) before income taxes and extraordinary item for the years ended October 31, 1994, 1993 and 1992 included the following (thousands):

                                                                       1994             1993             1992
- --------------------------------------------------------------------------------------------------------------
Domestic  income (loss)                                             $(28,159)        $ 6,570          $   404
Foreign income                                                         4,588           5,258            8,919
- --------------------------------------------------------------------------------------------------------------
                                                                    $(23,571)        $11,828           $9,323
==============================================================================================================

         The provision for income taxes for the years ended October 31, 1994, 1993 and 1992 consisted of the following (thousands):

                                                                       1994             1993             1992
- --------------------------------------------------------------------------------------------------------------
Domestic:
   Current - federal and state                                       $  401           $  121           $  682
   Deferred                                                               2               --              135
- --------------------------------------------------------------------------------------------------------------
                                                                        403              121              817
- --------------------------------------------------------------------------------------------------------------
Foreign:
   Current                                                            2,545            5,479            5,286
   Deferred                                                              61           (1,708)            (832)
- --------------------------------------------------------------------------------------------------------------
                                                                      2,606            3,771            4,454
- --------------------------------------------------------------------------------------------------------------
                                                                     $3,009           $3,892           $5,271
==============================================================================================================

         In the opinion of Recognition, undistributed earnings of foreign subsidiaries aggregating approximately $4,268,000 at October 31, 1994 will be required for use in the subsidiaries' operations and, therefore, no provision has been made for domestic or foreign taxes which would be incurred by the parent company upon repatriation of such earnings. Should any of these earnings be distributed, any income taxes payable would be at a rate less than the U.S. statutory tax rate as a result of domestic net operating loss carryforwards available to offset such earnings.

         The following is a reconciliation of the provision for income taxes for the years ended October 31, 1994, 1993 and 1992 computed at the U.S. statutory rate to the consolidated provision for income taxes (thousands):

                                                                       1994             1993             1992
- --------------------------------------------------------------------------------------------------------------
Provision (benefit) at U.S.
   statutory rate                                                   $(8,250)         $ 4,140         $  3,169
Change in valuation allowance                                         6,292           (1,256)            (292)
Net operating losses providing no
   current tax benefit                                                2,803              453              524
Tax expense from foreign
   subsidiaries' dividends                                            1,226              594            1,930
Nondeductible goodwill amortization                                     642              836              735
Foreign taxes in excess of U.S.
   tax rate on foreign earnings                                         516              509              624
Benefit of net operating loss carry-
   forwards                                                              --           (2,431)          (1,941)
Other - net                                                            (220)           1,047              522
- ---------------------------------------------------------------------------------------------------------------
                                                                    $ 3,009          $ 3,892         $  5,271
==============================================================================================================

         The components of the net deferred tax asset (liability) as of October 31, 1994, 1993 and 1992 were as follows (thousands):

                                                                       1994             1993            1992
- -------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Net operating loss carryforwards                                $ 24,587         $ 22,957*       $ 15,935
   Inventory and other provisions                                    13,404            8,707           8,175
   Restructuring                                                      3,828              439             661
   Deferred revenues                                                  3,151            1,825           1,059
   Tax deductible foreign reserves                                      415               --              --
   Sales-type leases and depreciation                                   324            1,187              --
   Unrealized foreign exchange gains                                     --              219             276
   Other - net                                                        1,985            1,568             480
   Valuation allowance                                              (44,881)         (34,434)*       (25,520)
- -------------------------------------------------------------------------------------------------------------
   Total deferred tax asset                                           2,813            2,468           1,066
- -------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Foreign and other tax credits                                       (547)            (547)           (547)
   Unrealized foreign exchange gains                                   (175)              --              --
   Tax deductible foreign reserves                                       --              (30)           (425)
   Sales-type leases and depreciation                                    --               --            (328)
- -------------------------------------------------------------------------------------------------------------
   Total deferred tax liability                                        (722)            (577)         (1,300)
- -------------------------------------------------------------------------------------------------------------
                                                                    $  2,091         $ 1,891       $    (234)
==============================================================================================================

* Includes a reclassification of $5,653 from valuation allowance to net operating loss carryforwards.

         In accordance with Statement of Financial Accounting Standards (SFAS
109), "Accounting for Income Taxes," Recognition has recorded a valuation allowance to reduce the deferred tax assets, primarily net operating loss carryforwards, potentially available to Recognition to the amount that is "more likely than not to be realized." The ultimate realization of these deferred tax assets depends on the ability of Recognition to generate sufficient taxable income in the future. While Recognition believes the deferred tax assets will be substantially realized by future operating results, due to the cumulative losses incurred in recent years the deferred tax assets do not currently meet the criteria for recognition under SFAS 109.

         At October 31, 1994, domestic net operating losses of $49,201,000 and foreign net operating losses of $17,008,000 may be carried forward for tax purposes. Net operating loss carryforwards expire as follows (thousands):

Expire                                                                              Domestic          Foreign
- -------------------------------------------------------------------------------------------------------------
1996                                                                                 $ 4,011         $   486
1997                                                                                     832             538
1998                                                                                   1,037             479
2005                                                                                  38,180              --
2006 and thereafter                                                                    5,141          15,505
- -------------------------------------------------------------------------------------------------------------
                                                                                     $49,201         $17,008
=============================================================================================================

         At October 31, 1994, investment and other tax credit carryforwards totaled $1,868,000 and expire as follows (thousands):

Expire
- -------------------------------------------------------------------------------------------------------------
1995                                                                                                 $   327
1996                                                                                                     209
1997                                                                                                     290
1998                                                                                                     183
1999 and thereafter                                                                                      859
- -------------------------------------------------------------------------------------------------------------
                                                                                                     $ 1,868
=============================================================================================================

         In the opinion of Recognition, a change in ownership occurred within the meaning of Section 382 of the Internal Revenue Code in 1990. A change in ownership places an annual limitation on the amount of domestic net operating loss carryforwards Recognition can utilize. It is Recognition's opinion that the change does not materially limit Recognition's use of domestic net operating loss carryforwards. The annual limitation is $4,600,000 and may be carried forward to subsequent years when not fully utilized in an earlier year.


EXTRAORDINARY ITEM


        Recognition recorded an extraordinary item in 1992 of $784,000, net of income taxes, as a result of the early extinguishment of the 10% Convertible Senior Subordinated Notes due 1997 (Prospect Notes) issued by Recognition to The Prospect Group, Inc. (Prospect) in 1990. In July 1991, pursuant to an agreement between Recognition and Prospect, Recognition issued 1,725,625 shares of its common stock and paid $2,100,000 in cash to Prospect for the surrender and cancellation of the Prospect Notes. Pursuant to the agreement, Recognition also recorded an obligation to pay Prospect $800,000 contingent on the trading price of Recognition's common stock during a trading period ending in June 1992. As the contingency did not occur, Recognition recorded the $800,000 extraordinary gain in the third quarter of 1992.


COMMITMENTS AND CONTINGENCIES
         At October 31, 1994, Recognition was contingently liable for approximately $1,578,000 under letters of credit issued primarily in connection with vendor purchase contracts and performance guarantees on customer sales contracts.

         Recognition leases certain facilities and computer and other equipment used in its operations under non-cancelable lease agreements having an initial term of more than one year and expiring at various dates through 1999. Most leases contain renewal options and some contain purchase options. The leases generally provide that Recognition pay taxes, maintenance, insurance and certain other operating expenses.

         Rent expense was approximately $4,882,000 in 1994, $5,149,000 in 1993, and $4,990,000 in 1992.

         Minimum rental payments under the leases described above are as follows (thousands):


- ------------------------------------------------------------------
1995                                                        $3,157
1996                                                         2,168
1997                                                         1,014
1998                                                           211
1999                                                            25
- -------------------------------------------------------------------
                                                             $6,575
===================================================================

         In 1990 and 1992, Recognition sold with recourse a substantial portion of its long-term receivables from sales-type leases and installment sales contracts to a third party. At October 31, 1994, the third party had retained as security $277,000 which will be repaid to Recognition over the next three years, subject to certain conditions. Recognition is unable to quantify its outstanding potential obligation as the third party performs the invoicing and collection activities on a commingled basis with its other accounts.


GEOGRAPHIC INFORMATION
         Recognition is an international open systems supplier of high performance document recognition systems, image and workflow software, and related customer services. Recognition reports its business as one segment.

         Financial information by geographic area for the years ended October 31, 1994, 1993, and 1992 is summarized on the following chart. Because of significant interdependencies among Recognition's operating units, the information may not be indicative of the results of the reported areas had they been independent entities. Intercompany transfers are generally priced at cost plus an appropriate profit margin.

                                               Geographic Areas (thousands)
- ----------------------------------------------------------------------------------------------------------------------
                             United                                                            Elimi-          Consol-
                             States           Europe          Pacific         Canada          nations           idated
- -----------------------------------------------------------------------------------------------------------------------
1994
- -----------------------------------------------------------------------------------------------------------------------
Revenues                   $128,077          $22,675          $28,470        $40,171         $     --         $219,393
Intercompany
   transfers                  9,838            2,157                1             --          (11,996)              --
- -----------------------------------------------------------------------------------------------------------------------
Total revenues              137,915           24,832           28,471         40,171          (11,996)         219,393
- -----------------------------------------------------------------------------------------------------------------------
Net income (loss)           (28,850)             585             (114)         1,519              280          (26,580)
- -----------------------------------------------------------------------------------------------------------------------
Assets at Octo-
   ber 31, 1994             133,750           22,108           27,027         23,613           (2,035)         204,463
- -----------------------------------------------------------------------------------------------------------------------
Liabilities at
   October 31,
   1994                    $ 99,393          $ 7,117          $16,893        $ 3,223         $     --         $126,626
========================================================================================================================
1993
- ------------------------------------------------------------------------------------------------------------------------
Revenues                   $145,458          $20,834          $31,945        $32,341         $     --         $230,578
Intercompany
   transfers                 17,432            1,605               --             --          (19,037)              --
- -----------------------------------------------------------------------------------------------------------------------
Total revenues              162,890           22,439           31,945         32,341          (19,037)         230,578
- -----------------------------------------------------------------------------------------------------------------------
Net income(loss)              5,491             (226)            (548)         2,214            1,005            7,936
- -----------------------------------------------------------------------------------------------------------------------
Assets at Octo-
   ber 31, 1993             158,951           19,522           22,416         18,917           (2,442)         217,364
- -----------------------------------------------------------------------------------------------------------------------
Liabilities at
   October 31,
   1993                    $ 91,522          $ 6,435          $15,559        $ 3,046         $     --         $116,562
========================================================================================================================
1992
- ------------------------------------------------------------------------------------------------------------------------
Revenues                   $124,222          $24,477          $24,553        $25,934         $     --         $199,186
Intercompany
   transfers                 19,280              937               10             --          (20,227)              --
- -----------------------------------------------------------------------------------------------------------------------
Total revenues              143,502           25,414           24,563         25,934          (20,227)         199,186
- -----------------------------------------------------------------------------------------------------------------------
Net income                      336            2,418              250          1,893              (61)           4,836
- -----------------------------------------------------------------------------------------------------------------------
Assets at Octo-
   ber 31, 1992             128,900           22,548           19,976         19,813           (2,854)         188,383
- -----------------------------------------------------------------------------------------------------------------------
Liabilities at
   October 31,
   1992                    $100,419          $ 9,799          $12,254        $ 4,495         $     --         $126,967
========================================================================================================================

Recognition's investment in international operations was $22,539,000 at October 31, 1994, $18,605,000 at October 31, 1993, and $22,665,000 at October 31, 1992.

QUARTERLY FINANCIAL DATA (UNAUDITED)

         Unaudited summarized financial data by quarter for the years ended October 31, 1994 and 1993 were as follows (thousands, except per share amounts):

                                                                                                     Earnings
                                                                                          Net          (Loss)
                                                               Gross                   Income             Per
                                           Revenues           Profit                   (Loss)           Share*
- --------------------------------------------------------------------------------------------------------------
1994
1ST QUARTER                               $ 50,348           $18,471                $    656           $  .04
2ND QUARTER                               $ 62,577           $18,094                $ (1,391)          $ (.09)
3RD QUARTER                               $ 45,117           $11,717                $(26,426)          $(1.71)
4TH QUARTER                               $ 61,351           $18,502                $    581           $  .04
===============================================================================================================
1993
1st Quarter                               $ 49,028           $18,067                $    616            $  .05
2nd Quarter                               $ 60,819           $20,665                $  1,186            $  .09
3rd Quarter                               $ 60,341           $21,726                $  2,440            $  .16
4th Quarter                               $ 60,390           $23,468                $  3,694            $  .23
===============================================================================================================

         *  Due to changes in the market value of Recognition's stock, earnings
(loss) per share as presented does not equal the sum of the quarters.

REPORT OF MANAGEMENT

         The management of Recognition International Inc. is responsible for the fair presentation of the information contained in this annual report. The financial statements have been prepared in accordance with generally accepted accounting principles appropriate in the circumstances and reflect management's best judgment as to Recognition's financial position, results of operations and cash flows.

         In recognition of its responsibility for the reliability of the financial statements, Recognition maintains a system of internal accounting controls. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements. The design of the system recognizes that errors or irregularities may occur and that estimates and judgments are required to assess the relative costs and expected benefits of the controls. The system is supported by an internal auditing function that operates worldwide and reports its findings to management throughout the year.

         The independent accountants are engaged to express an opinion on the financial statements. They review Recognition's internal accounting controls and perform procedures which they consider sufficient to enable them to reach a conclusion as to the fairness of the presentation of the financial statements.

         The Audit Committee of the Board of Directors which is comprised solely of Directors who are not employees of Recognition, is responsible for monitoring Recognition's accounting and reporting practices. The Audit Committee meets periodically with management, the internal auditors and independent accountants to review matters relating to financial reporting, internal accounting controls and auditing. The independent accountants and internal auditors both have free access to the Audit Committee without management present.


/s/Robert A. Vanourek

President and Chief Executive Officer



/s/Thomas Hoefert

Vice President, Chief Financial Officer and Controller

REPORT OF INDEPENDENT ACCOUNTANTS



         To the Stockholders and Board of Directors of Recognition International Inc.

         In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations of stockholders' equity and of cash flows present fairly in all material respects, the financial position of Recognition International Inc. and its subsidiaries (Recognition) at October 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Recognition's management; our responsibility is to express a opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financials statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financials statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/Price Waterhouse LLP

Dallas, Texas
December 7, 1994

CORPORATE INFORMATION
STOCK PRICES

         Recognition's common stock is listed on the New York Stock Exchange
(NYSE) under the symbol REC. The table below sets forth the high and low sales prices on the NYSE Composite Tape for Recognition's common stock for each fiscal quarter of 1994 and 1993 as reported by the National Quotation Bureau, Inc.

Fiscal Year 1994                                                High              Low
- -------------------------------------------------------------------------------------
1st Quarter                                                   17               13 1/2
2nd Quarter                                                   14 5/8            9 1/2
3rd Quarter                                                   10 3/8            7 5/8
4th Quarter                                                    8 1/2            6 3/8

Fiscal Year 1993                                                High              Low
- -------------------------------------------------------------------------------------
1st Quarter                                                   16 1/4           12 1/4
2nd Quarter                                                   15 1/8           11 7/8
3rd Quarter                                                   16 1/2           11 3/4
4th Quarter                                                   17 3/4           12

         The number of stockholders of record of Recognition's common stock as of January 9, 1995, was approximately 5,000. Recognition has never paid cash dividends on its common stock and currently has a policy of retaining its earnings for use in Recognition's operations.